UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On February 26, 2025, Wearable Devices Ltd., the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

The Meeting was initially adjourned due to there not being a required quorum present to open and conduct it at the initial time of 11:00 a.m. (Israel time). However, the adjourned Meeting was eventually held at 12:30 p.m. (Israel time). At the adjourned Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, the agenda item that was described in the Company’s notice and proxy statement for the Meeting, which was included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on February 7, 2025.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-269869, 333-274343 and  333-284010) and on Form F-3 (File No. 333-274841) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: February 28, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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